UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(DECEMBER 20, 2004)

DIVERSINET CORP.

--------------------------------------------------------------------------------

(Name of Registrant)

2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2

--------------------------------------------------------------------------------

(Address of principal executive offices)

1.

Press Release – US$2.65 Million Private Placement

2.

Material Change Report dated December 20, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X

Form 40-F

    ---

 ---

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

---

        ----

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

 --------------------------------------

(REGISTRANT)

DATE: DECEMBER 20, 2004

BY: /s/ DAVID HACKETT

 --------------------------------------

DAVID HACKETT, CHIEF FINANCIAL OFFICER

Diversinet Closes U.S.$2.65 Million Oversubscribed Private Placement and Jay Wigdale to be Appointed to Board of Directors

Investors Commit Resources to Commercialize Diversinet’s

Open Mobile Security Platform Initiatives

TORONTO, Canada, December 20, 2004 - Diversinet Corp. (OTCBB: DVNTF), a leading provider of mobile device security, today announced that it has completed the sale and issue of 6,625,000 common shares of the Company at U.S.$0.40 per common share for gross proceeds of U.S.$2,650,000.  The Company’s initial target range for the private placement was U.S.$1.75-$2.5 million dollars.  Significant to the raise was the participation from new institutional investors with extensive micro-cap experience, strategic executives from the mobile industry, Diversinet’s Chief Executive Officer, members of the Board of Directors and management team.  In total, insiders represented over 10% of the total raise. Diversinet’s new funding will be used for working capital and general operations, particularly to increase commercialization activities and enhance product development.

After completion of the private placement, there are 19,157,941 shares issued and outstanding, and 22,940,079 shares on a fully diluted basis.  The new common shares cannot be re-sold in the public markets until a registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission.

Additionally, Jay Wigdale of Lakefront Partners LLC (“Lakefront”), who has provided a follow on investment through this private placement, has agreed to join Diversinet’s Board of Directors and to continue as a strategic partner and business consultant to assist the Company with its corporate development.

“Lakefront Partners is very excited to have the opportunity to participate in this round of funding and to continue supporting Diversinet’s business efforts,” states Jay Wigdale, founder of Lakefront. “This private placement has been significant as it brings a needed level of institutional ownership to Diversinet.  I look forward to participating actively on Diversinet’s Board of Directors and see my alignment of board participation with ownership as a positive and significant development.  Over the last 7 years Diversinet has pioneered in developing mobile security solutions globally, and is now well positioned to deliver to the growing needs of the market.  The company’s R&D is on track; its strategic customers and key industry partners have engaged for commercial mobile security solutions; and with this investment Diversinet can begin to accelerate its market development plans.”

“It’s encouraging to see the amount of investor confidence in Diversinet and our open mobile security platform initiatives.  As a result of this private placement, the Company will have access to the resources required to advance the commercialization of our mobile device security programs into early 2006,” said Nagy Moustafa, Chief Executive Officer at Diversinet.  “Lakefront has supported Diversinet since 1999 and their trust in our ability to capitalize on global industry demands for mobile device security is well founded.  I look forward to Mr. Wigdale being appointed to Diversinet’s Board of Directors and I look forward to working with him as part of our team as we continue to develop the company in 2005.”

Prior to the completion of this transaction, Lakefront beneficially owned 1,480,000 common shares of Diversinet and purchase warrants for 18,750 Diversinet common shares, and Mr. Wigdale owned purchase warrants for 1,100,000 Diversinet common shares, collectively representing 19.46% of all issued and outstanding shares of Diversinet.  As a result of the transaction, Lakefront, together with Mr. Wigdale, beneficially owned, as of December 17, 2004, a total of 2,817,795 common shares and purchase warrants convertible into 1,418,750 shares, together representing approximately 20.59% of the issued and outstanding common shares of Diversinet, presuming the exercise of such warrants.

Neither Lakefront nor Mr. Wigdale currently has any intention of increasing their ownership in the common shares of Diversinet other than pursuant to exercise of the warrants disclosed therein.  Mr. Wigdale is the control person of Lakefront Capital Management, LLC, the manager of Lakefront.  Both Lakefront and Mr. Wigdale have offices located at 205 E. Wisconsin Avenue, Suite 220, Milwaukee, WI 53202. Lakefront and Mr. Wigdale may be deemed to be acting jointly or in concert in respect to their security holdings of Diversinet.

As Diversinet continues to evolve and shape its corporate structure to maximize efficiencies for 2005, the Company intends to restructure the Board of Directors by December 31, 2004 to a total of six members.

This press release does not represent an offer to buy or to sell any securities.

# # #

About Diversinet

Diversinet is a leading mobile device security provider for the mobile data ecosystem. Diversinet’s award winning Passport Trust Platform™ enables application, device and service providers to rapidly develop, deploy and manage secure mobile data services to attract new high-value, revenue opportunities.  The Passport Trust Platform™ is the industry’s first open mobile security platform to support strong authentication on mobile devices. Diversinet’s key industry relationships include: Microsoft, PalmSource, Research in Motion, RSA Security, Symbian, and Verisign. Diversinet is actively participating in global industry forums including the Open Mobile Alliance and the Initiative for Open AuTHentication.  The head office for Diversinet Corp. is located in Toronto, Ontario.  For more information on the company visit www.diversinet.com.

# # #

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company's filings with the Securities and Exchange Commission.

For additional information:

David Hackett, CFO

Diversinet Corp.

416-756-2324, x275

www.diversinet.com

SECURITIES ACT

MATERIAL CHANGE REPORT

Item 1

Reporting Issuer

Diversinet Corp.

2225 Sheppard Avenue East, Suite 1801

Toronto, Ontario  M2J 5C2

Item 2

Date of Material Change

December 20, 2004

Item 3

Press Release

A press release with respect to the material change described herein was issued on December 20, 2004.

Item 4

Summary of Material Change

Diversinet Corp. (the “Corporation”) announced that it has completed a private placement of 6,625,000 shares of the Company’s Common Stock (the “Shares”) for gross proceeds of US$2,650,000.  Mr. James B. Wigdale will be joining Diversinet’s Board of Directors and will assist Diversinet with respect to its corporate development.

Item 5

Full Description of Material Change

The Corporation announced that it has completed a private placement of 6,250,000 common shares at a price of US$0.40 per share for gross proceeds of US$2,650,000.

The common shares may be re-sold in the public markets once a registration statement has been declared effective by the U.S. Securities and Exchange Commission.

The shares were purchased primarily by individuals and institutional investors, and these funds will be used for working capital and general operations.

James B. Wigdale entered a consulting agreement, whereby Wigdale will be joining Diversinet’s Board of Directors and provide certain consulting services to Diversinet, including strategic business development.  Under the consulting agreement, Mr. Wigdale is entitled to receive 300,000 common shares and 300,000 warrants to purchase shares of the Company, exercisable for a period of three years at a price of $0.40 per common share.

Item 6

Reliance on Confidentiality Provisions

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Senior Officers

For further information contact David Hackett, Chief Financial Officer, at (416) 756-2324, extension 275.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 20th day of December 2004.

DIVERSINET CORP.

Per: /s/ David Hackett

David Hackett, Chief Financial Officer